WILLING HOLDING, INC.
210 N. UNIVERSITY DRIVE
SUITE 810
CORAL SPRINGS, FL 33071
(954) 755-5564
July 20, 2010
VIA EMAIL and CERTIFIED MAIL
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: Chris Harley
Mail Stop 4720

Re:	Willing Holding, Inc./Form 8-K Filed June 10, 2010 Commission File No. 000-53496
Dear Ms. Harley:
On behalf of Willing Holding, Inc., this will confirm your telephone conversation with Thomas DiStefano earlier today regarding the need to amend the Form 8-K filed June 10, 2010 as provided in your June 14, 2010 letter. Pursuant to that conversation, it is our understanding that you agreed to extend the response deadline for this amendment to August 1, 2010.
We thank you for your willingness to extend the response date and look forward to complying with the comments in your June 14th letter.
Please do not hesitate to contact me at 954-755-5564 or jklapper@valianthealthcare.com in the event that you have any questions or need further information.
Sincerely
Jon H. Klapper, Esq.*
In-House Counsel
*Admitted in GA and IN only
Authorized House Counsel in FL